EXHIBIT 23.4


               Consent of Independent Certified Public Accountants

         We have issued our report dated February 18, 1994 (except for note 15 as to which the date is August 2, 1996) which was updated to remove an explanatory paragraph resulting from the settlement of litigation discussed in note 15 to the consolidated financial statements, accompanying the financial statements for Finest Financial Corp. and Subsidiary contained in the
Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions "Selected Consolidated Financial Data of Finest and Subsidiary" and "Experts".


                                                        /s/ Grant Thornton LLP
                                                       GRANT THORNTON LLP



Boston, Massachusetts
September 24, 1996